SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

Invitation

Announcement of Meeting

Subjects to be discussed at the EGM

  Approval of amendments to the By-laws of the Company.

  Approval of the election of the Board of Directors, in accordance with Article 150 of the Corporate Act, 6.404/76 and Article 28 of the By-laws.

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INVITATION

Date: September 1st, 2011

Time: 15h

Local: Corporate Headquarters, Commercial Sector North, Block 04, Block "B", No. 100, Sala 203 Centro Empresarial VARIG Building - Brasilia - DF

Subjects:

Extraordinary General Meeting

I. Approval of amendments to the By-laws of the Company.

II. Approval of the election of the Board of Directors, in accordance with Article 150 of the Corporations Act, 6.404/76 and Article 28 of the By-laws.

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ANNOUNCEMENT OF MEETING

MINISTÉRIO DE MINAS E ENERGIA

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Companhia aberta)

CNPJ. nº 00001180/0001-26

ANNOUNCEMENT OF MEETING

158th General Extraordinary Shareholders Meeting

Eletrobras’ shareholders are invited to meet, at the Company’s main office, in Brasília, Commercial Sector North, Block 04, Block "B", nº. 100, Sala 203 do Centro Empresarial VARIG Building – Brasília – DF, on September 1st, 2011 at 3:00 p.m., for a General Ordinary Shareholders Meeting to discuss the following topics:

I. Approval of amendments to the By-laws of the Company, to:

1. Amend § 1 of Article 3, to include paragraphs 2 and 3 with the consequent renumbering of paragraphs 4, 5, 6 and 7, respectively, for adaptation to Law No. 11.651, of 04.07.2008;

2. Amend Item I, inclusion of Item V, renumbering of paragraph one and the inclusion of paragraphs 2nd and 3rd of Article 17th and inclusion of Clause IX of Article 34 to establish the participation of the employees' representative on the Board of Directors, pursuant Law No. 12.353, of 12.29.2010;

3.Changing the sole paragraph of Article 31st, to adapt to Law No. 12.385, of 03.03.2011;

4.Amendment of Article 16, to adapt to Law No. 12.431, of 06.27.2011

5. Change and / or include principles of Good Corporate Governance, in compliance with the Corporate Sustainability Index - ISE / BOVESPA and adjustments in the following Chapters:

•       Chapter II

 Article 5th, VIII.

•       Chapter III

Article 7th, II, inclusion of items "a", "b", "c", "d" and "e".

•       Chapter IV

Article 16th, paragraph 3rd; e

Article 17th, II and IV and, paragraph 1st.

•       Chapter V

Article 22nd, paragraphs 1st e 2nd;

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Article 23rd, III and sole paragraph; and

Article 25th, III, XV, XXIII, XXV, paragraph 1st and wages of 2nd.

•       Chapter VI

Article 32nd, paragraph 1st; and

Article 33rd, XI.

•       Chapter VII

Article 34th, VI, VII e VIII.

•       Chapter XII

Article 58th and sole paragraph;

Article 59th and sole paragraph; and

Article 60th.

II. Approve the election of the Board of Directors, in accordance with Article 150 of the Corporations Law, 6404/76, and Article 28 of the By-laws.

The shareholder or his legal representative, to assure admission to the Assembly (article 5, caput, of CVM Instruction No. 481 of 17.12.2009), shall submit the following documents:

▪  Official identity document with photo

▪  Certified copy of current By-laws, in case of legal entities;

▪  Original or certified copy of attorney granted by the shareholder, and

▪  Original copy of the extract equity position provided by the depositary or the custodian, identifying the condition of shareholder.

The delivery of such documents shall be made by Sept. 7th 2011, at the Department of Administration Capital - DFS Management Division of the Shareholder Rights - DFSA, on Avenida Presidente Vargas, no. 409-9th floor, in the city of Rio de Janeiro, RJ, from 8am to 12pm and from 2 p.m. to 5 p.m..

All documentation pertaining to the subject matters to be discussed at the EGM may be found at  the Department of Administration Capital - DFS Management Division of the Shareholder Rights - DFSA, on Avenida Presidente Vargas, no. 409-9th floor in the city of Rio de Janeiro, RJ, and pages of the Company (http:// www.eletrobras.com.br/ri) and the Securities and Exchange Commission - CVM (http:// www.cvm.gov.br) pursuant to Article 135, § 3 of Law 6404/76 and Article 11th of CVM Instruction 481, issued on 12/17/2009.

Brasília, August 19th, 2011.

MÁRCIO PEREIRA ZIMMERMANN

Board of Directors Chairman

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EXTRAORDINARY GENERAL MEETING

EXPOSURE TO SHAREHOLDERS

ITEM I

APPROVAL OF AMENDMENTS TO THE BY-LAWS OF THE COMPANY
(CVM Instruction No. 481/09)

Shareholders,

According to Article 11th of CVM Instruction No. 481 of December 17th, 2009, "where the general assembly is convened to reform the By-law, the company must provide at least the following documents and information"

I - Copy of By-laws, containing highlights of the amendments proposed;

Legend:	Compliance with new legislation	Level 2 Requirements	ISE Compliance

BY-LAWS THIS DATE IN FORCE	BY-LAW PROPOSAL-EGM 158th	CLARIFICATIONS
SECTION I Name, Organization, Head-Office, Duration and Object	SECTION I Name, Organization, Head-Office, Duration and Object

Article 1 - Centrais Elétricas Brasileiras S.A. – ELETROBRÁS is a mixed capital corporation, whose constitution was made in accordance with the authorization provided by Federal Law 3.890-A, dated April 25,1961 and whose organization was fixed according to the present By-laws.

Article 1 - Centrais Elétricas Brasileiras S.A. – Eletrobras is a mixed capital corporation, whose constitution was made in accordance with the authorization provided by Federal Law 3.890-A, dated April 25,1961 and whose organization was fixed according to the present By-laws.

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Article 2 - ELETROBRÁS, being an organization from the indirect public federal administration, will be ruled by Law 3.890-A, of 1961, by the specific legislation of the corporate companies, and by special dispositions of federal laws, when applicable, and by the present By-laws.

Article 2 - Eletrobras, being an organization from the indirect public federal administration, will be ruled by Law 3.890-A, of 1961, by the specific legislation of the corporate companies, and by special dispositions of federal laws, when applicable, and by the present By-laws.

Article 3 - ELETROBRÁS has its head offices in the Federal Capital and central office in the City of Rio de Janeiro, and will operate directly or through its subsidiaries or companies to which it may become associated, and aiming at its social objective, the Company may also create offices, in Brazil and abroad.

Article 3 - Eletrobras has its head offices in the Federal Capital and central office in the City of Rio de Janeiro, and will operate directly or through its subsidiaries or companies to which it may become associated, and aiming at its social objective, the Company may also create offices, in Brazil and abroad.

1st Paragraph - ELETROBRÁS, either directly or through its subsidiary or controlled companies, is allowed to join in, with allocation of funds, the constitution of consortia of companies or participation in companies, without control, with the objective of exploring the production or transmission of electric energy, under concession or authorization.

1st Paragraph - Eletrobras, directly or through its subsidiaries, or controlled companies, may join, with or without allocation of funds, for the formation of consortia or participation in companies, with or without major participation in Brazil or abroad, which intended directly or indirectly to the operation of the production or transmission of electricity under a concession or authorization.

Wording adjustment approved by DEL-111/2008

2nd Paragraph - The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled companies, aiming at the realization of the possibilities under the caput of this article will be subject to the authorization of the Board of Eletrobras.

Inclusion approved by DEL-111/2008

3rd Paragraph - For purposes of the association mentioned in the first paragraph, Eletrobras will be responsible for fundraising operations that are necessary for the performance of its social object as well as those of its subsidiaries or controlled companies, may delegate such activity to these, the prior written consent manifestation of its Board of Directors.

Inclusion approved by DEL-111/2008

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2nd Paragraph - In the subsidiary companies which ELETROBRÁS might constitute, subject to previous legal authorization, the general principles of Law 3890-A, of 1961, will be applicable, except regarding the administrative structure, which could be adapted to the specific patterns and to the importance of the services of each company, as well as to the participation conditions of the other partners.

4th Paragraph - In the subsidiary companies which Eletrobras might constitute, subject to previous legal authorization, the general principles of Law 3890-A, of 1961, will be applicable, except regarding the administrative structure, which could be adapted to the specific patterns and to the importance of the services of each company, as well as to the participation conditions of the other partners.

Remuneration approved by DEL-111/2008
3rd Paragraph - The subsidiary companies will follow the administrative, financial, technical and accountant rules, as uniform as possible, established by ELETROBRÁS.	5th Paragraph - The subsidiary companies will follow the administrative, financial, technical and accountant rules, as uniform as possible, established by Eletrobras.	Remuneration approved by DEL-111/2008
4th Paragraph - The representatives from ELETROBRÁS in the administration of the companies, subsidiaries or not, in which ELETROBRÁS participates, will be chosen by the Board of Directors.	6th Paragraph - The representatives from Eletrobras in the administration of the companies, subsidiaries or not, in which Eletrobras participates, will be chosen by the Board of Directors.	Remuneration approved by DEL-111/2008
5th Paragraph - The company is constituted without fixed established time.	7th Paragraph - The company is constituted without fixed established time.	Remuneration approved by DEL-111/2008
Article 4 - The corporate purpose of ELETROBRÁS is:	Article 4 - The corporate purpose of Eletrobras is:

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and distribution of electric energy, as well as to enter into business transactions in connection with these activities, such as the trade of electric energy;

I - to carry out studies, projects, construction and the operation and building of power units and transmission lines and distribution of electric energy, as well as to enter into business transactions in connection with these activities, such as the trade of electric energy;

II - to cooperate with the Ministry to which it is subject, in order to establish the country energy policy;	II - to cooperate with the Ministry to which it is subject, in order to establish the country energy policy;

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III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by ELETROBRÁS;

III - to grant loans to electric energy public utilities under its control, and to provide guaranties, in Brazil or abroad, in favor of electric power utilities, as well as to purchase bonds issued by Eletrobras;

IV - to give guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;	IV - to give guaranties, in Brazil or abroad, in favor of electric energy public utilities under its control;

V - to promote and support researches of interest to the energy sector, connected with the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

V - to promote and support researches of interest to the energy sector, connected with the generation, transmission and distribution of electric energy, as well as studies regarding the utilization of reservoirs for various purposes;

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VI - to contribute to the training of the technical personnel required by the Brazilian electric energy sector, as well as to the preparation of qualified labor, by means of specialized courses, whereto it may also grant assistance to educational entities in Brazil or scholarships abroad and may sign agreements with entities which cooperate in the formation of specialized technical personnel;

VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.	VII - to cooperate technically and administratively with the companies in which it is a shareholder and with the divisions of the Ministry to which it is subject.
SECTION II Operations and Obligations	SECTION II Operations and Obligations

Article 5 - ELETROBRÁS shall, as the technical, administrative and financial coordinating entity of the electric energy sector, as well as, through delegation of public power, in accordance with legal provisions in force, among other things:

Article 5 - Eletrobras shall, as the technical, administrative and financial coordinating entity of the electric energy sector, as well as, through delegation of public power, in accordance with legal provisions in force, among other things:

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I - promote, through its regional subsidiaries, the construction and the respective operation of power centers of interest beyond the state and, high and extra-high tension transmission systems, aiming at an inter-state integration of electric systems and transmission systems destined to transport electric energy produced in bi-national enterprises for the utilization of energy;

I - promote, through its regional subsidiaries, the construction and the respective operation of power centers of interest beyond the state and, high and extra-high tension transmission systems, aiming at an inter-state integration of electric systems and transmission systems destined to transport electric energy produced in bi-national enterprises for the utilization of energy;

II - promote studies of power plants based upon non-conventional primary sources of electricity;	II - promote studies of power plants based upon non-conventional primary sources of electricity;

III - give its opinion on electric energy concessions requested to the Electric Energy National Agency (ANEEL), inclusively on the technical, economic and financial adequacy of the electric-nuclear plant projects to the electric energy utility systems;

III - give its opinion on electric energy concessions requested to the Electric Energy National Agency (ANEEL), inclusively on the technical, economic and financial adequacy of the electric-nuclear plant projects to the electric energy utility systems;

IV - develop rural power supply programs;	IV - develop rural power supply programs;
V - participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may interest the electric energy sector;	V - participate in associations or organizations of technical, scientific and entrepreneurial nature, of regional, national or international scope, which may interest the electric energy sector;
VI - promote the preparation, follow-up and control of the multi-annual budget of the electric energy sector;	VI - promote the preparation, follow-up and control of the multi-annual budget of the electric energy sector;
VII - act as an executive body of the statistic information system of the electric energy sector;	VII - act as an executive body of the statistic information system of the electric energy sector;

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VIII – cooperate in the protection of the environment, by means of a proper utilization of the natural available resources, and the protection of the hydro resources, of the forests, animals and plants and to avoid pollution in any of its forms, within the scope of its activities;

	VIII – contribute to the conservation of the environment given the principles of sustainable development;	Wording adjustment approved by DEL-21/2010
IX - coordinate activities connected with the promotion and incentive of the national industry of materials and equipment intended for the electric energy sector;	IX - coordinate activities connected with the promotion and incentive of the national industry of materials and equipment intended for the electric energy sector;
X - develop programs of technical regulation, standardization and quality control connected with equipment and materials designed for the electric energy sector;	X - develop programs of technical regulation, standardization and quality control connected with equipment and materials designed for the electric energy sector;
XI - develop programs, projects and activities to stimulate and guide the consumers, in order to balance electric energy supply and demand.	XI - develop programs, projects and activities to stimulate and guide the consumers, in order to balance electric energy supply and demand.
XII - participate, according to on-going legislation, of programs for increasing the usage of alternative sources of electric power generation.	XII - participate, according to on-going legislation, of programs for increasing the usage of alternative sources of electric power generation.
SECTION III Capital and Shares	SECTION III Capital and Shares

Article 6 - The share capital of the Company amounts to R$ 31,305,331,463.74 (thirty-one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Article 6 - The share capital of the Company amounts to R$ 31,305,331,463.74 (thirty-one billion three hundred and five million three hundred and thirty-one thousand four hundred and sixty-three reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 Class “A” preferred shares and 265,436,883 Class “B" preferred shares, all of them without par value.

Article 7 - ELETROBRÁS’ shares shall be:	Article 7 - Eletrobras’ shares shall be:

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I - common, under nominative form, entitled to vote;	I - common, under nominative form, entitled to vote;
II - preferred, under nominative form, not entitled to vote in the general meetings.

II - preferred, under nominative form, entitled to vote at general meetings only in the following subjects:

a) transformation, merger or spin-off

b) approval of contracts between the Company and the main Shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, where, by virtue of legal or statutory provision, are deliberated by the General Assembly;

c) evaluation of goods for the payment of a capital increase of the Company;

d) choice of specialized firm to determine the Economic Value of the Company, subject to the provisions of the Rules of BOVESPA force, and

e) amendment or repeal of statutory provisions that change or modify any of the requirements provided herein, provided that such right will prevail while the Agreement is in force for Adoption of Corporate Governance Practices Level 2 eventually celebrated.

Creation of additional rights to preferred shareholders, in compliance with the requirements of the Corporate Governance Level 2 of BOVESPA.

Companies that adopt this practice: CELESC, Eletropaulo, Renova Energy, Banco Santander, Alliance Broadcasting Electricity SA, among others.

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1st Paragraph - Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed by the Board of Directors of ELETROBRÁS.

1st Paragraph - Both kinds of shares may be kept in deposit accounts in the names of their respective holders, in the form of book shares, without the issue of any stock certificates, in a financial institution appointed by the Board of Directors of Eletrobras.

2nd Paragraph - Whenever a transfer of ownership of shares occurs, the finance company in which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to maximum rates established by the Securities and Exchange Commission (CVM).

2nd Paragraph - Whenever a transfer of ownership of shares occurs, the finance company in which they are deposited may collect from the assigning shareholder the cost of any services in connection with the Brazilian transfer thereof, subject to maximum rates established by the Securities and Exchange Commission (CVM).

Article 8 - Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and distribution of dividends.	Article 8 - Preferred shares cannot be converted into common shares and shall have preferential right to reimbursement of capital and distribution of dividends.

1st Paragraph – Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided between them.

1st Paragraph – Preferred Class “A” shares, which are those subscribed until June 23, 1969, and bonus shares resulting from said shares, shall be entitled to priority in the distribution of dividends, of eight per cent p.a. over the capital linked to that type and class of shares, to be equally divided between them.

2nd paragraph – Preferred class “B” shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a over the capital linked to that type and class of shares, to be equally divided between them.

2nd paragraph – Preferred class “B” shares, which are those subscribed by June 23, 1969, shall be entitled to priority in the distribution of dividends, at six per cent p.a over the capital linked to that type and class of shares, to be equally divided between them.

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3rd Paragraph - Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, in light of the following paragraph.

3rd Paragraph - Preferred shares shall participate, in equal terms, with common shares, in the distribution of dividends, after the former have been assured the minimum dividend provided for in 1st and 2nd paragraphs, in light of the following paragraph.

4th Paragraph - Preferred shares shall be entitled to the receiving of dividends, by each share, at least tem per cent above the dividend linked to each common share.	4th Paragraph - Preferred shares shall be entitled to the receiving of dividends, by each share, at least tem per cent above the dividend linked to each common share.

Article 9 – ELETROBRÁS’ capital increases shall be implemented by means of public or private subscription and incorporation of reserves, resources thus obtained being capitalized in accordance with the laws in force.

Article 9 – Eletrobras’ capital increases shall be implemented by means of public or private subscription and incorporation of reserves, resources thus obtained being capitalized in accordance with the laws in force.

1st Paragraph - When capital increases take place, legal entities governed by public domestic law shall be assured preemptive rights to ELETROBRÁS’ shares, provided however, that the Federal Government subscribes for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

1st Paragraph - When capital increases take place, legal entities governed by public domestic law shall be assured preemptive rights to Eletrobras’ shares, provided however, that the Federal Government subscribes for a number of common shares, in order to ensure it a minimum of 50% plus one share of the voting capital.

2nd Paragraph – ELETROBRÁS shall make effective a capital increase, by means of subscription of shares or conversion of bonds or share credits, until the limit of 2/3 of preferred shares, in relation to the total of issued shares.

2nd Paragraph – Eletrobras shall make effective a capital increase, by means of subscription of shares or conversion of bonds or share credits, until the limit of 2/3 of preferred shares, in relation to the total of issued shares.

Article 10 - The paying up of shares shall comply with terms and regulations stipulated by the Board of Directors of ELETROBRÁS.	Article 10 - The paying up of shares shall comply with terms and regulations stipulated by the Board of Directors of Eletrobras.

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Sole Paragraph - The shareholder who does not make payment in compliance with the terms and regulations set forth in this Article shall be legally liable for the payment of price index, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated over the overdue installment.

Sole Paragraph - The shareholder who does not make payment in compliance with the terms and regulations set forth in this Article shall be legally liable for the payment of price index, with 12% (twelve per cent) interest p.a. and a fine of 10% (ten per cent) calculated over the overdue installment.

Article 11 - ELETROBRÁS may issue multiple share certificates.	Article 11 - Eletrobras may issue multiple share certificates.

1st Paragraph - Any grouping or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which can never be above the real cost, shall run to the shareholder's account.

1st Paragraph - Any grouping or split of shares may be made upon the shareholder's request, provided that the expenses incurred with the substitution of certificates, which can never be above the real cost, shall run to the shareholder's account.

2nd Paragraph - The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force.	2nd Paragraph - The services of conversion, transfer and split of shares may be temporarily suspended, in accordance with the principles and limitations of the laws in force.
Article 12 - ELETROBRÁS may issue non-convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.	Article 12 - Eletrobras may issue non-convertible bonds and debentures, the latter with or without the guarantee of the National Treasury.

Article 13 – ELETROBRÁS, after deliberation by the Board of Directors, may purchase its own shares for cancellation, maintenance in Treasury or further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

Article 13 – Eletrobras, after deliberation by the Board of Directors, may purchase its own shares for cancellation, maintenance in Treasury or further sale, up to the value of revenues and reserves, except for the legal reserve, in accordance with legal and regulatory measures.

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Article 14 – The ransom of shares of one or more classes may be effected according to deliberation taken at the Extraordinary Shareholders Meeting, not dependent upon approval by the shareholders special meeting, according to the types and classes into consideration.

Article 14 – The ransom of shares of one or more classes may be effected according to deliberation taken at the Extraordinary Shareholders Meeting, not dependent upon approval by the shareholders special meeting, according to the types and classes into consideration.

SECTION IV The Management	SECTION IV The Management
Article 15 - The Management of ELETROBRÁS, in the form of the present By-laws and based on on-going legislation, is the responsibility of the Board of Directors and to the Board of Executive Officers.	Article 15 - The Management of Eletrobras, in the form of the present By-laws and based on on-going legislation, is the responsibility of the Board of Directors and to the Board of Executive Officers.

Article 16 - Only Brazilian citizens are entitled to take seats at the Administration of ELETROBRÁS, and the members of the Board of Directors must be shareholders of the Company, and the officers of the Board of Executive Officers, whether are shareholders or not, and proving dispensable, in both cases, the management guarantee according to Article 148, of Law 6404, dated December 15th, 1976.

Article 16 - It is private of Brazilian individuals, the exercise of the functions of the Administration of Eletrobras members, whose members of the Executive Board be resident in the country, may be required for any position of manager, the security management provided by current law.

1st Paragraph - The minutes from the general stockholders meeting, or meeting of the Board of Directors, which had elected, respectively, administration Members of the Board of Directors and Company’s Officers, should explicit the qualifications of each of the chosen and their mandate period, and when the law demands certain requirements for taking charge in ELETROBRÁS‘ administration, only the person who has shown evidence of such requirements, which will be filed at the social office.

1st Paragraph - The minutes from the general stockholders meeting, or meeting of the Board of Directors, which had elected, respectively, administration Members of the Board of Directors and Company’s Officers, should explicit the qualifications of each of the chosen and their mandate period, and when the law demands certain requirements for taking charge in Eletrobras‘ administration, only the person who has shown evidence of such requirements, which will be filed at the social office.

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2nd Paragraph - Persons who are declared to be disabled by act of CVM are not entitled to take administration charges, or those subject to special law, or condemned for bankruptcy, deviated from rectitude, or bribery, against people’s economy, public faith or property or criminal offense, which prevent access to public appointments.

2nd Paragraph - Persons who are declared to be disabled by act of CVM are not entitled to take administration charges, or those subject to special law, or condemned for bankruptcy, deviated from rectitude, or bribery, against people’s economy, public faith or property or criminal offense, which prevent access to public appointments.

3rd Paragraph - The main controller shall not discuss subjects with their conflicting interests or relative to others under its influence, in terms of art. 156 of Law 6.404 of 1976. In this case, must register with the divergence minutes and refrain from discussing the subject.

Inclusion approved by DEL-21/2010.

Article 17 - The Board of Directors of ELETROBRÁS shall consist of ten Board Members, elected by the General Shareholders Meeting, which will designate from among them the Chairman, all of them for a term of office of not more than three years, their re-election being permitted, formed as follows:

Article 17 - The Board of Directors of Eletrobras shall consist of ten Board Members, elected by the General Shareholders Meeting, which will designate from among them the Chairman, all of them for a term of office of not more than three years, their re-election being permitted, formed as follows:

I - seven Members chosen amongst Brazilian citizens renown for their knowledge and experience, moral good standing and excellent reputation, appointed by the Minister of Mines and Energy;	I - six members chosen from among Brazilians of outstanding knowledge and experience appointed by the Minister of Mines and Energy;	Wording adjustment pursuant to Law No. 12.353 of 12.28.2010 and the Ordinance of the Ministry of Planning, Budget and Management No. 26 of March 11th, 2011
II - one Member appointed by the Minister of Planning, Budget and Management, according to section 61 of Law 9649, dated May 27th, 1998; and	II - a member appointed by the Minister of Planning and Budget, according to the law;	Wording adjustment.

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III - one Member elected by minority shareholders, natural persons and private law companies.	III - one Member elected by minority shareholders, natural persons and private law companies.

IV - one Member elected in a separate voting section at the General Meeting, excluding the controlling shareholder, by the holders of preferred non-voting shares, issued by ELETROBRÁS, which represents, at least, tem per cent of the social capital.

IV - a member elected in a separate vote in the General Assembly, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital;

Wording adjustment due to changes in the rights of preferred stockholders (a requirement for Level 2 of Corporate Governance BOVESPA.).

V – A member elected representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the law.

Inclusion in order to accommodate the employees' representative, pursuant to Law No. 12.353 of 12.28.2010 and the Ordinance of the Ministry of Planning, Budget and Management No. 26 of March 11th, 2011.

Sole Paragraph - Only the shareholders who state their condition of non-interrupting owners of shares, for the period of at least three months, immediately before the General Meeting, are entitled to perform the right established on the item IV above.

1st Paragraph - May only exercise the right predicted in section IV above, the preferred shareholders who prove that held their shares during the period of three months at least, immediately preceding the General Meeting.

Wording adjustment and renumbering.

2nd Paragraph - The member representative of employees, provided for in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which the set is conflict of interest.

Inclusion under Law No. 12.353 of 12.28.2010 and the Ordinance of the Ministry of Planning, Budget and Management No. 26 of March 11th, 2011.

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3rd Paragraph - In subjects on which it is configured conflict of interest member representative of the employees referred to in item V, the resolution of the Board of Directors will take place at a special meeting convened for that purpose only, which does not participate in such a counselor.

Inclusion under Law No. 12.353 of 12.28.2010 and the Ordinance of the Ministry of Planning, Budget and Management No. 26 of March 11th, 2011.
Article 18 - The Board of Executive Officers shall consist of the President and the Officers.	Article 18 - The Board of Executive Officers shall consist of the President and the Officers.
1st Paragraph - The President of ELETROBRÁS will be chosen from among the members of Board of Directors of ELETROBRÁS.	1st Paragraph - The President of Eletrobras will be chosen from among the members of Board of Directors of Eletrobras.
Article 19 - Each member of the Administration bodies shall, prior to his entrance and on leaving office, submit a statement of assets, which shall be entered in the adequate book.	Article 19 - Each member of the Administration bodies shall, prior to his entrance and on leaving office, submit a statement of assets, which shall be entered in the adequate book.

Article 20 - Members of the Board of Directors and Officers will enter their charges after signing their investiture, undersigned by the President and by the Board Member or Officer that took office, at the minute book from Board of Directors of ELETROBRÁS, or the Board of Executive Officers, as the case may be.

Article 20 - Members of the Board of Directors and Officers will enter their charges after signing their investiture, undersigned by the President and by the Board Member or Officer that took office, at the minute book from Board of Directors of Eletrobras, or the Board of Executive Officers, as the case may be.

1st Paragraph - In the event that the President of ELETROBRÁS is taking office, the Minister of State to which ELETROBRÁS is subordinated, will also sign the investiture.	1st Paragraph - In the event that the President of Eletrobras is taking office, the Minister of State to which Eletrobras is subordinated, will also sign the investiture.

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2nd Paragraph - In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, except for the presentation of a justification accepted by the office to which the member has been appointed.

2nd Paragraph - In the event that such investiture is not signed within thirty days following the indication, the appointment will be canceled, except for the presentation of a justification accepted by the office to which the member has been appointed.

3rd Paragraph - The investiture must contain, subject to becoming null, the indication of at least one residence in which the administrator will receive intimations in administration and legal process regarding their management, which shall be deemed accomplished by means of delivery to the indicated address, which could only be altered by written notification to ELETROBRÁS.

3rd Paragraph - The investiture must contain, subject to becoming null, the indication of at least one residence in which the administrator will receive intimations in administration and legal process regarding their management, which shall be deemed accomplished by means of delivery to the indicated address, which could only be altered by written notification to Eletrobras.

Article 21 - The Board of Directors of ELETROBRÁS and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the Members of the Board of Directors or Executive Officers present at the meetings.

Article 21 - The Board of Directors of Eletrobras and the Board of Executive Officers may hold meetings when the majority of their members are present and their decisions shall be taken, respectively, by voting of the majority of the Members of the Board of Directors or Executive Officers present at the meetings.

1st Paragraph - Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.	1st Paragraph - Minutes should be drawn up after each meeting, and said minutes shall be signed by all the members present.
2nd Paragraph - The Board of Directors of ELETROBRÁS shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.	2nd Paragraph - The Board of Directors of Eletrobras shall meet ordinarily, once a month, and the Board of Executive Officers, once a week.

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3rd Paragraph - It is the responsibility of their respective Presidents and/or to the majority of the members of each committee of the Company’s administration, to call, extraordinarily, the meetings of Board of Directors of ELETROBRÁS and of the Board of Executive Officers.

3rd Paragraph - It is the responsibility of their respective Presidents and/or to the majority of the members of each committee of the Company’s administration, to call, extraordinarily, the meetings of Board of Directors of Eletrobras and of the Board of Executive Officers.

4th Paragraph - The Presidents are entitled, besides their personal votes, to the casting vote in connection with decisions of Board of Directors of ELETROBRÁS and resolutions of the Board of Executive Officers.

4th Paragraph - The Presidents are entitled, besides their personal votes, to the casting vote in connection with decisions of Board of Directors of Eletrobras and resolutions of the Board of Executive Officers.

SECTION V The Board of Directors	SECTION V The Board of Directors

Article 22 - It shall be incumbent upon the Board of Directors of ELETROBRÁS to establish fundamental guidelines for the administration of ELETROBRÁS, on its members’ motions or motions which the Board of Executive Officers submits for its consideration and decision, as well as to exercise an overall control of ELETROBRÁS, by supervising the enforcement of the guidelines thus established, following up the execution of approved programs and verifying the results obtained.

Article 22 - It shall be incumbent upon the Board of Directors of Eletrobras to establish fundamental guidelines for the administration of Eletrobras, on its members’ motions or motions which the Board of Executive Officers submits for its consideration and decision, as well as to exercise an overall control of Eletrobras, by supervising the enforcement of the guidelines thus established, following up the execution of approved programs and verifying the results obtained.

	1st Paragraph - The Board of Directors will meet at least once a year without the presence of the CEO.	Inclusion approved by DEL-21/2010.

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	2nd Paragraph - The Board of Directors will meet at least twice a year with the presence of external auditors.	Inclusion approved by DEL-21/2010.
Article 23 - It is not allowed to be elected for the office of Board Member, except by decision of the General Meeting, a person who:	Article 23 - It is not allowed to be elected for the office of Board Member, except by decision of the General Meeting, a person who:
I - takes offices in companies which might be considered competitors in their segment, mainly, in consulting, administration or fiscal councils; and	I - takes offices in companies which might be considered competitors in their segment, mainly, in consulting, administration or fiscal councils;	Wording adjustment
II - holds conflicting interest with those of ELETROBRÁS.	II - holds conflicting interest with those of Eletrobras; and	Wording adjustment
	III - hold office in more than five councils, including Eletrobras.	Inclusion approved by DEL-21/2010.
	Sole Paragraph – The remuneration of the member will obey with current legislation.	Inclusion approved by DEL-21/2010.
Article 24 - The Board Member who fails to attend two consecutive meetings, without a justifiable motive, will be dismissed from his office.	Article 24 - The Board Member who fails to attend two consecutive meetings, without a justifiable motive, will be dismissed from his office.
Article 25 - With the exercise of its capacity, it shall be incumbent upon Board of Directors of ELETROBRÁS to decide about the following matters:	Article 25 - With the exercise of its capacity, it shall be incumbent upon Board of Directors of Eletrobras to decide about the following matters:
I - to decide on the organization of subsidiary companies or the cessation of the participation of ELETROBRÁS in said companies;	I - to decide on the organization of subsidiary companies or the cessation of the participation of Eletrobras in said companies;

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II - to decide on the association, either directly or through a subsidiary or controlled company, with funding, for the constitution of corporate consortia or participation in companies, without control, for the purpose of exploring activities of generation or transmission of electric energy, under concession or authorization;

II - to decide on the association, either directly or through a subsidiary or controlled company, with funding, for the constitution of corporate consortia or participation in companies, without control, for the purpose of exploring activities of generation or transmission of electric energy, under concession or authorization;

III - to fix the criteria for the granting of loans and financing;	III - define the policy of granting loans and financing, not allowing to grant to directors, supervisory directors, employees and majority shareholder.	Wording adjustment device to formalize practice already adopted by the Company. BOVESPA ISE compliance.

IV - besides the assumptions of deliberation of power by the Board of Directors, by legal force, to display evidence about acts and to approve contracts regarding funds whose amount is over 0,02% of the Company’s Stockholders Equity, including, without limitation, the granting of financing to utility electric energy companies, under its control, and the attainment of loans in Brazil and abroad;

IV - besides the assumptions of deliberation of power by the Board of Directors, by legal force, to display evidence about acts and to approve contracts regarding funds whose amount is over 0,02% of the Company’s Stockholders Equity, including, without limitation, the granting of financing to utility electric energy companies, under its control, and the attainment of loans in Brazil and abroad;

V - to approve the granting of guarantee to loans taken in Brazil or abroad, on behalf of electric energy public utilities under its control;	V - to approve the granting of guarantee to loans taken in Brazil or abroad, on behalf of electric energy public utilities under its control;
VI - to decide on the organization of technical- scientific research entities which interest the energy power sector, as well as the granting of loans and guarantees to those under its control;	VI - to decide on the organization of technical- scientific research entities which interest the energy power sector, as well as the granting of loans and guarantees to those under its control;
VII - to call the General Shareholders Meeting, in the events stipulated by Law 6404/76, or whenever it deems convenient;	VII - to call the General Shareholders Meeting, in the events stipulated by Law 6404/76, or whenever it deems convenient;

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VIII - to fix the distribution of functions among the members of the Board of Executive Officers;	VIII - to fix the distribution of functions among the members of the Board of Executive Officers;
IX - to propose to the General Shareholders Meeting a capital increase, issuance of shares, subscription bonds and debentures of ELETROBRÁS, except the one described on item X;	IX - to propose to the General Shareholders Meeting a capital increase, issuance of shares, subscription bonds and debentures of Eletrobras, except the one described on item X;

X - to authorize the purchase of shares issued by ELETROBRÁS, for the purpose cancellation or treasury and further sale, as well as to decide on the issuance of non-convertible bonds and debentures, without conversion into shares and without real guarantee;

X - to authorize the purchase of shares issued by Eletrobras, for the purpose cancellation or treasury and further sale, as well as to decide on the issuance of non-convertible bonds and debentures, without conversion into shares and without real guarantee;

XI - to decide on the negotiation of shares or debentures;	XI - to decide on the negotiation of shares or debentures;
XII - to authorize the sale of permanent assets and the creation of real property liens;	XII - to authorize the sale of permanent assets and the creation of real property liens;
XIII - to approve the estimates of revenues, general appropriation of expenditure and provision for investments of ELETROBRÁS in each business year, exercising their respective control;	XIII - to approve the estimates of revenues, general appropriation of expenditure and provision for investments of Eletrobras in each business year, exercising their respective control;
XIV - to elect and dismiss the Company’s Officers, to control the management of its members, and to examine, at any time, the books and reports of ELETROBRÁS;	XIV - to elect and dismiss the Company’s Officers, to control the management of its members, and to examine, at any time, the books and reports of Eletrobras;
XV - to approve the administration report and the Board of Executive Officers’ accounts;	XV - approve the management reports and internal controls, as well as those of the Executive Board;	Wording adjustment approved by DEL-21/2010.

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XVI - to select and to dismiss the independent auditors and also to select and to dismiss the financial institution which will be responsible for book keeping ELETROBRÁS’ shares, under the name of their respective owner, in book entry form, according to the 1st paragraph of Article 7th of the present By-laws;

XVI - to select and to dismiss the independent auditors and also to select and to dismiss the financial institution which will be responsible for book keeping Eletrobras’ shares, under the name of their respective owner, in book entry form, according to the 1st paragraph of Article 7th of the present By-laws;

XVII - to establish the fundamental guidelines of the administrative organization of ELETROBRÁS;	XVII - to establish the fundamental guidelines of the administrative organization of Eletrobras;

XVIII - selection of ELETROBRÁS’ representatives in the administration of either subsidiary companies or not, in which it participates, being appointed for those functions, preferably, Company’s employees or from subsidiaries;

XVIII - selection of Eletrobras’ representatives in the administration of either subsidiary companies or not, in which it participates, being appointed for those functions, preferably, Company’s employees or from subsidiaries;

XIX - to decide on sale expropriations;	XIX - to decide on sale expropriations;
XX - to decide on relevant matters regarding the activities of ELETROBRÁS;	XX - to decide on relevant matters regarding the activities of Eletrobras;
XXI - to develop and to alter its internal regulations;	XXI - to develop and to alter its internal regulations;

XXII - to decide on the declaration of intermediate dividends and on the payment of interest on own capital, proposed by the Board of Executive Officers, according to Article 33, item XI of the present By-laws;

XXII - to decide on the declaration of intermediate dividends and on the payment of interest on own capital, proposed by the Board of Executive Officers, according to Article 33, item XI of the present By-laws;

Wording adjustment because of the inclusion of new clause in Article 33.
XXIII - to grant vacations or licenses to the members of the Board of Executive Officers;	XXIII - grant vacation or license to the CEO;	Wording adjustment approved by DEL-21/2010.

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XXIV - to establish the number of functions in confidence of the superior administration of ELETROBRÁS, according to the terms of item II, Article 52 of the present By-laws;	XXIV - to establish the number of functions in confidence of the superior administration of Eletrobras, according to the terms of item II, Article 52 of the present By-laws;

XXV – approve the signing of the corporate performance goals - CMDE, through which the Eletrobras Group undertake to comply with the strategic guidelines defined there to meet the goals and outcomes established by the parent;

Inclusion approved by DEL-21/2010.
XXV - to decide on cases not provided for in the present By-laws.	XXVI - to decide on cases not provided for in the present By-laws.	Renumbering

1st Paragraph - The Board will determine the dissemination of information and sent to BOVESPA of any contract between the Eletrobras and its subsidiaries, or affiliates, its Directors, Shareholder or, even, between the Company and subsidiaries or affiliates of the Shareholder as well as with other companies that integrate with any of these people the same group of law or fact, when damaged, a single contract or successive contracts, with or without the same purpose during the period of one year, unchanged than 1% (one percent) on equity of Eletrobras.

Inclusion of the device to fit the Regulation of Level 1 of BOVESPA Corporate Governance joined in 2006 by Eletrobras, and meeting requirements of Level 2 of Corporate Governance BOVESPA.

Example of companies that adopt this practice: CPFL, Bradesco, BM&F, among others.

Sole Paragraph - The minutes of meetings from the Board of Directors of ELETROBRÁS will be filed at Trade Registration (Registro do Comércio) and the minutes containing decisions bearing effects to third parties will be published.

2nd Paragraph - The minutes of meetings from the Board of Directors of Eletrobras will be filed at Trade Registration (Registro do Comércio) and the minutes containing decisions bearing effects to third parties will be published.

Sole paragraph renumbering

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Article 26 - In each business year, the Board of Directors of ELETROBRÁS shall examine and submit for the approval of the General Stockholders Meeting the Administration Report, balance sheet, statement of income, accumulated profit and loss statement, sources and uses of funds, as well as a proposal for the allotment of dividends and the investment of surplus, with its annexed opinion and the opinion from the Auditing Committee, according to item XI, of article 33, and an independent auditors’ certificate.

Article 26 - In each business year, the Board of Directors of Eletrobras shall examine and submit for the approval of the General Stockholders Meeting the Administration Report, balance sheet, statement of income, accumulated profit and loss statement, sources and uses of funds, as well as a proposal for the allotment of dividends and the investment of surplus, with its annexed opinion and the opinion from the Auditing Committee, according to item XI, of article 33, and an independent auditors’ certificate.

Wording adjustment because of the inclusion of new clause in Article 33.

Article 27 - In the event of a vacancy in the office of President of the Board of Directors, the substitute shall be elected, in the first meeting of the Board of Directors, remaining on the office until the next General Meeting.

Article 27 - In the event of a vacancy in the office of President of the Board of Directors, the substitute shall be elected, in the first meeting of the Board of Directors, remaining on the office until the next General Meeting.

Article 28 - In the event of a vacancy in the office of a Board Member, the substitute shall be appointed by the remaining Board Members and shall act until the first General Meeting, according to article 150 of Law 6.404, of 1976.

Article 28 - In the event of a vacancy in the office of a Board Member, the substitute shall be appointed by the remaining Board Members and shall act until the first General Meeting, according to article 150 of Law 6.404, of 1976.

Sole Paragraph - The chosen Board Member shall finish the mandate of replaced Board Member.	Sole Paragraph - The chosen Board Member shall finish the mandate of replaced Board Member.

Article 29 - Members of the Board of Directors and of the Board of Executive Officers shall be responsible, under the terms of art. 158, of Law 6.404, of 1976, individually and in sympathy, for the acts performed by them and for the damages caused by them on the Company.

Article 29 - Members of the Board of Directors and of the Board of Executive Officers shall be responsible, under the terms of art. 158, of Law 6.404, of 1976, individually and in sympathy, for the acts performed by them and for the damages caused by them on the Company.

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1st Paragraph - ELETROBRÁS will ensure defense for the members and former members of the Board of Executive Officers and Board of Directors in judicial and administrative suits set against them relating to behavour performed while in office, provided there was not incompatibility with the Company‟s interests.

1st Paragraph - Eletrobras will ensure defense for the members and former members of the Board of Executive Officers and Board of Directors in judicial and administrative suits set against them relating to behavour performed while in office, provided there was not incompatibility with the Company‟s interests.

2nd Paragraph - The benefit foreseen in the previous paragraph is applied, in what it can be fit and by the criterion of the Board of Directors, to the members and former members who are high level managers, regularly identified as competent by delegation of the managers.

2nd Paragraph - The benefit foreseen in the previous paragraph is applied, in what it can be fit and by the criterion of the Board of Directors, to the members and former members who are high level managers, regularly identified as competent by delegation of the managers.

3rd Paragraph – Benefits as mentioned shall comply with terms established by the Board of Directors, once the legal department of ELETROBRÁS has been consulted with.	3rd Paragraph – Benefits as mentioned shall comply with terms established by the Board of Directors, once the legal department of Eletrobras has been consulted with.

4th Paragraph - ELETROBRÁS can keep, in the way and length as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, contract of permanent legal liability in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable or administratively.

4th Paragraph - Eletrobras can keep, in the way and length as defined by the Board of Directors, in accordance with the 1st and 2nd paragraphs, contract of permanent legal liability in favor of the people mentioned to protect them from the responsibility of acts or facts by which they could be held accountable or administratively.

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5th Paragraph - If any of the mentioned members is convicted, and not allowed further appeal in respect to Company´s by-laws or deriving from an act with deceitfulness or guilt, such member shall reimburse ELETROBRÁS the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides fortuitous damages to the image of the Company.

5th Paragraph - If any of the mentioned members is convicted, and not allowed further appeal in respect to Company´s by-laws or deriving from an act with deceitfulness or guilt, such member shall reimburse Eletrobras the total costs and expenses deriving from defense procedures as mentioned within the 1st paragraph, besides fortuitous damages to the image of the Company.

Article 30 - The Board of Directors shall elaborate internal rules, in order to enhance its working, in light of the rules for its composition and competence fixed on the present By-laws and on-going legislation.

Article 30 - The Board of Directors shall elaborate internal rules, in order to enhance its working, in light of the rules for its composition and competence fixed on the present By-laws and on-going legislation.

SECTION VI The Board of Executive Officers	SECTION VI The Board of Executive Officers
Article 31 - The general management of ELETROBRÁS shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.	Article 31 - The general management of Eletrobras shall be incumbent upon the Board of Executive Officers, in accordance with the guidelines established by Board of Directors.

Sole Paragraph - The Chairman and other Officers are not allowed to exercise managerial, administrative or consulting functions in private companies which are electric energy public concessionaires, or in private law companies in any way connected with the electric sector, except for subsidiary companies, controlled companies and utilities controlled by the States, in which Eletrobras has participation, in which utilities they may occupy offices in the Board of Executive Officers, subject to the provisions of Law 9.292, dated July 12th, 1996, with regard to their remuneration.

Sole Paragraph. The President and Directors may not exercise management functions, management consulting firms on private sector companies, which are electric energy public concessionaires under private law in any way connected to the electricity sector, except in subsidiaries, controlled companies specific purpose and concessionaires under control of the states in which Eletrobras has participation, where they can hold positions on boards, and taxation, subject to the provisions of Law No. 9.292 of July 12, 1996, from receiving compensation.

Wording adjustment pursuant to Law No. 12.385 of March 3, 2011.

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Article 32 - Board of Executive Officers members cannot be absent from their offices for more than thirty consecutive days, except in the case of holidays or leave of absence, under penalty of removal from their offices.

Article 32 - Board of Executive Officers members cannot be absent from their offices for more than thirty consecutive days, except in the case of holidays or leave of absence, under penalty of removal from their offices.

1st Paragraph - Holidays or leaves of absence of any member of the Board of Directors will be subject to the Board of Directors of ELETROBRÁS approval, according to the terms of item XXIII of Article 25, of the present By-laws.

	1st Paragraph - The granting of vacation or leaves of absence to the directors will be subject of the Executive Board, except as provided in subparagraph of Article XXIII. 25 of the present By-laws.	Wording adjustment approved by DEL-21/2010.

2nd Paragraph - In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however that such substitute is a member of the staff of ELETROBRÁS.

2nd Paragraph - In the case of temporary incapacity, leave, or holidays of any member of the Board of Executive Officers, his substitute shall take over in accordance with the procedure established by the other members, provided, however that such substitute is a member of the staff of Eletrobras.

3rd Paragraph - If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the Officer which will resign from the Company, until the next Board of Directors of ELETROBRÁS meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

3rd Paragraph - If a vacancy definitively occurs in the Board of Executive Officers, the same criteria from the previous paragraph shall be applied in order to replace the Officer which will resign from the Company, until the next Board of Directors of Eletrobras meeting appoints a substitute to occupy the vacant office during the remaining term of office of the substituted member.

Article 33 - The Board of Executive Officers, in the exercise of its rights and duties shall, especially:	Article 33 - The Board of Executive Officers, in the exercise of its rights and duties shall, especially:

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I - submit for the Board of Directors of ELETROBRÁS the fundamental guidelines of the administrative organization of ELETROBRÁS, as well as the examining, decision and approval of subject from items I to XXV of Article 25 of the present By-laws, except for item “XXI”;

I - submit for the Board of Directors of Eletrobras the fundamental guidelines of the administrative organization of Eletrobras, as well as the examining, decision and approval of subject from items I to XXV of Article 25 of the present By-laws, except for item “XXI”;

Wording adjustment.

II - carry out the management of ELETROBRÁS, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, declare on acts and approve contracts involving funds whose amount is equal or over 0,02% of the stockholders equity of the Company, including, among them, but not limited, the granting of financing to concessionaire companies of electric energy public services, under its control, and the taking of loans in Brazil or abroad;

II - carry out the management of Eletrobras, take all adequate measures necessary for the faithful execution of guidelines and directives of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, declare on acts and approve contracts involving funds whose amount is equal or over 0,02% of the stockholders equity of the Company, including, among them, but not limited, the granting of financing to concessionaire companies of electric energy public services, under its control, and the taking of loans in Brazil or abroad;

III - establish administrative, technical, financial and accounting rules for ELETROBRÁS;	III - establish administrative, technical, financial and accounting rules for Eletrobras;
IV - prepare budgets for ELETROBRÁS;	IV - prepare budgets for Eletrobras;
V - approve changes to the organizational structure of ELETROBRÁS, within the scope of its authority;	V - approve changes to the organizational structure of Eletrobras, within the scope of its authority;
VI - approve plans which provide for admission, career, access benefits and discipline of the employees of ELETROBRÁS;	VI - approve plans which provide for admission, career, access benefits and discipline of the employees of Eletrobras;

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VII - approve the names indicated by the Directors to occupy places directly under their control;	VII - approve the names indicated by the Directors to occupy places directly under their control;
VIII - issue an opinion in the cases of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the Directors;	VIII - issue an opinion in the cases of admission, praise, sanction, transfer and dismissal of employees directly subordinated to the Directors;
IX - delegate authority to Directors for individual decisions on matters included within the scope of the functions of the Board of Directors;	IX - delegate authority to Directors for individual decisions on matters included within the scope of the functions of the Board of Directors;
X - delegate powers to Members of the Board of Executive Officers and employees for the approval of expenditures, establishing limits and conditions;	X - delegate powers to Members of the Board of Executive Officers and employees for the approval of expenditures, establishing limits and conditions;

XI – authorize, in the form of the current legislation, the Eletrobras employees leave the country for performing technical activities or professional development essential to its institutional mission;

Inclusion approved by DEL-21/2010.

XI - prepare, for each business year, the Balance Sheet, Statement of Income, Accumulated Profit and Loss Statement, Statement of Source and Uses of Funds, a proposal for allotment of dividend and the investment of surplus, to be submitted for the appreciation of the Board of Directors of ELETROBRÁS and the Auditing Committee, and for the examination and decision of the General Stockholders Meeting;

XII - prepare, for each business year, the Balance Sheet, Statement of Income, Accumulated Profit and Loss Statement, Statement of Source and Uses of Funds, a proposal for allotment of dividend and the investment of surplus, to be submitted for the appreciation of the Board of Directors of Eletrobras and the Auditing Committee, and for the examination and decision of the General Stockholders Meeting;

Renumbering.

XII - prepare plans for the issue of debentures, for the appreciation of Board of Directors of ELETROBRÁS, which shall decide about them or submit to the General Stockholders Meeting, according to the case;

XIII - prepare plans for the issue of debentures, for the appreciation of Board of Directors of Eletrobras, which shall decide about them or submit to the General Stockholders Meeting, according to the case;

Renumbering.

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XIII - establish administrative, technical, financial and accounting norms for the subsidiary companies or for entities in which ELETROBRÁS has a majority participation;	XIV - establish administrative, technical, financial and accounting norms for the subsidiary companies or for entities in which Eletrobras has a majority participation;	Renumbering.
XIV - control the activities of subsidiaries and controlled companies, and of entities in which ELETROBRÁS has a majority participation;	XV - control the activities of subsidiaries and controlled companies, and of entities in which Eletrobras has a majority participation;	Renumbering.
XV - appoint representatives of ELETROBRÁS to attend general meetings of companies in which it participates as shareholder, issuing instructions for their performance;	XVI - appoint representatives of Eletrobras to attend general meetings of companies in which it participates as shareholder, issuing instructions for their performance;	Renumbering.
XVI – decide about the appointment of independent auditors for the subsidiaries; and	XVII - decide about the appointment of independent auditors for the subsidiaries; and	Renumbering.

XVII - give its opinion on the grant of electric power concessions requested to the National Agency of Electric Energy – ANEEL, including aspects regarding the technical, economic and financial adequacy of nuclear power units to the concessionaire system of the public electric energy system.

XVIII - give its opinion on power generation concessions required to ANEEL, including aspects regarding the technical, economic and financial adequacy of nuclear power units to the concessionaire system of the public electric energy system.

Renumbering.
SECTION VII Duties of the President and Directors	SECTION VII Duties of the President and Directors
Article 34 - It shall be incumbent upon the President to guide the administrative policy of ELETROBRÁS, calling and presiding the meetings of Board of Executive Officers, as well as:	Article 34 - It shall be incumbent upon the President to guide the administrative policy of Eletrobras, calling and presiding the meetings of Board of Executive Officers, as well as:

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I - to supervise the business of ELETROBRÁS;	I - to supervise the business of Eletrobras;

II - to represent ELETROBRÁS in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any Officer or Board Member, as well as appoint representatives, attorneys, agents or proxies;

II - to represent Eletrobras in and out of court, before other companies, shareholders or the public in general, being entitled to assign such powers to any Officer or Board Member, as well as appoint representatives, attorneys, agents or proxies;

III - to preside over General Shareholders Meetings;	III - to preside over General Shareholders Meetings;
IV - to hire and dismiss employees;	IV - to hire and dismiss employees;
V - to formalize the appointments approved by Board of Directors;	V - to formalize the appointments approved by Board of Directors;
VI - to have the annual report on the activities of ELETROBRÁS published; and	VI - to publish the annual report of activities of Eletrobras;	Wording adjustment

VII - together with another Officer, to move funds of ELETROBRÁS, signings deeds and agreements; provided, however, that this power may be delegated to the other member of the Board of Executive Officers and to attorneys or employees of ELETROBRÁS, subject to the approval of the Board of Directors.

VII - together with another director, the move funds of Eletrobras and sign deeds and contracts, which may be delegated to other directors and employees of attorneys or Eletrobras, with the approval of the Executive Board;

Wording adjustment

VIII – ratify, such as the current legislation, the act of a member of Eletrobras entity that decides to leave the country by their respective employees, except as provided in Art. 33, XI of this By-law

Inclusion approved by DEL-21/2010.

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IX – appoint the electoral commission in order to organize the election of the employees representative on the Board and it shall also proclaim the winning candidate and communicate the result to the controlling partner to adopt the necessary action to designate the employees' representative on the Board.

Inclusion under Law No. 12.353 of 12.28.2010 and the Ordinance of the Ministry of Planning, Budget and Management No. 26 of March 11, 2011.

Article 35 - The President and the Directors shall, besides the duties and responsibilities inherent to their respective offices, act as managers of the areas of activities attributed to them by the Board of Directors of ELETROBRÁS.

Article 35 - The President and the Directors shall, besides the duties and responsibilities inherent to their respective offices, act as managers of the areas of activities attributed to them by the Board of Directors of Eletrobras.

SECTION VIII Of the Audit Committee	SECTION VIII Of the Audit Committee

Article 36 - The Audit Committee of ELETROBRÁS is held permanently and is composed of five effective members, and their respective substitutes, elected by the General Stockholders Meeting, according to the requests fixed by Law 6404/76, all of them Brazilian citizens and residents, either shareholders or not, of which one will be elected by holders of minority common shares, and the other by preferred shares, voting separately.

Article 36 - The Audit Committee of Eletrobras is held permanently and is composed of five effective members, and their respective substitutes, elected by the General Stockholders Meeting, according to the requests fixed by Law 6404/76, all of them Brazilian citizens and residents, either shareholders or not, of which one will be elected by holders of minority common shares, and the other by preferred shares, voting separately.

1st Paragraph - Among members of the Auditing Committee, one Board Member shall be indicated by the Minister of Treasury, as representative of the National Treasury.	1st Paragraph - Among members of the Auditing Committee, one Board Member shall be indicated by the Minister of Treasury, as representative of the National Treasury.

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2nd Paragraph - In the event of vacancy, resignation, impeachment or unjustifiable absence to two consecutive meetings, the member of the Auditing Committee shall be replaced, until the term is over, by the respective substitute.

2nd Paragraph - In the event of vacancy, resignation, impeachment or unjustifiable absence to two consecutive meetings, the member of the Auditing Committee shall be replaced, until the term is over, by the respective substitute.

3rd Paragraph - The term of the Auditing Committee members is of one year, subject to re-election.	3rd Paragraph - The term of the Auditing Committee members is of one year, subject to re-election.
4th Paragraph - The members of the Auditing Committee and substitutes shall perform their duties until the first General Shareholders Meeting, to be held after its election, subject to re-election.	4th Paragraph - The members of the Auditing Committee and substitutes shall perform their duties until the first General Shareholders Meeting, to be held after its election, subject to re-election.

5th Paragraph - The members of the Auditing Committee shall perform their duties, which are non-transferable, at the exclusive interest of the Company, and it is considered abusive to perform such duty with the objective of causing damage to the Company, or to its shareholders or administration staff, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the Company, to its shareholders or administrators.

5th Paragraph - The members of the Auditing Committee shall perform their duties, which are non-transferable, at the exclusive interest of the Company, and it is considered abusive to perform such duty with the objective of causing damage to the Company, or to its shareholders or administration staff, or to obtain, for themselves or others, advantage to which they are not entitled, or which might result in loss to the Company, to its shareholders or administrators.

Article 37 – It shall be incumbent upon the Auditing Committee:	Article 37 – It shall be incumbent upon the Auditing Committee:
I - to supervise, by any of its members, the acts taken by any of the managers and to check the accomplishment of its legal and statutory duties;	I - to supervise, by any of its members, the acts taken by any of the managers and to check the accomplishment of its legal and statutory duties;

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II - to issue an opinion on the annual report from the Administration, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders Meeting;	II - to issue an opinion on the annual report from the Administration, providing evidence in the report of all information deemed necessary or useful for deliberation by the Shareholders Meeting;

III - to issue an opinion on the proposals from the administrative bodies, to be presented to the Shareholders Meeting, regarding alteration in the social capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

III - to issue an opinion on the proposals from the administrative bodies, to be presented to the Shareholders Meeting, regarding alteration in the social capital, issue of debentures or subscription bonds, investment plans or capital budget, distribution of dividends, transfer, incorporation, merger or split;

IV - to expose, by any of its members, to the administrative bodies, and in the event that they do not take the necessary measures on behalf of ELETROBRÁS’ interests, to the Shareholders Meeting, the mistakes, frauds or crimes they might found out, and to suggest useful measures;

IV - to expose, by any of its members, to the administrative bodies, and in the event that they do not take the necessary measures on behalf of Eletrobras’ interests, to the Shareholders Meeting, the mistakes, frauds or crimes they might found out, and to suggest useful measures;

V - to call an Ordinary Shareholders Meeting, in the event that the administrative bodies delay for more than a month such convocation, and Extraordinary, whenever ground or urgent reasons occur, including in the meeting’s agenda the subject they consider more necessary;

V - to call an Ordinary Shareholders Meeting, in the event that the administrative bodies delay for more than a month such convocation, and Extraordinary, whenever ground or urgent reasons occur, including in the meeting’s agenda the subject they consider more necessary;

VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by ELETROBRÁS;	VI - to analyze, at least quarterly, the balance sheet and other financial statements, produced on a regular basis by Eletrobras;
VII - to examine the financial statements for the fiscal year and to issue an opinion on them; and	VII - to examine the financial statements for the fiscal year and to issue an opinion on them; and

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VIII - to perform the duties established on items I to VII in the event of liquidation of ELETROBRÁS.	VIII - to perform the duties established on items I to VII in the event of liquidation of Eletrobras.

1st Paragraph - The administration bodies have the obligation of informing, by written form, to make available to the members of the Auditing Committee, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

1st Paragraph - The administration bodies have the obligation of informing, by written form, to make available to the members of the Auditing Committee, in the exercise of their duties, within days, copies of the minutes of the meetings and, within fifteen days of their receipt, copies of balance sheet and financial statements published regularly and the report on the execution of the budgets.

2nd Paragraph - The members of the Auditing Committee will attend meetings from the Board of Directors and the Board of Executive Officers of ELETROBRÁS, in which is being deliberated subjects in which they might opine (items “II”, “III” and “VII”, from this article).

2nd Paragraph - The members of the Auditing Committee will attend meetings from the Board of Directors and the Board of Executive Officers of Eletrobras, in which is being deliberated subjects in which they might opine (items “II”, “III” and “VII”, from this article).

Article 38 - The Auditing Committee will meet ordinarily once a month, and extraordinarily, whenever called by the President of the Board of Directors of ELETROBRÁS, or by any of its members.	Article 38 - The Auditing Committee will meet ordinarily once a month, and extraordinarily, whenever called by the President of the Board of Directors of Eletrobras, or by any of its members.

Sole Paragraph - The Council will hold a meeting with a minimum of three Members of the Board of Directors, and the approval of matters subject to their decision demand vote of at least three of its members.

Sole Paragraph - The Council will hold a meeting with a minimum of three Members of the Board of Directors, and the approval of matters subject to their decision demand vote of at least three of its members.

Article 39 - The Auditing Committee of ELETROBRÁS may elaborate internal rules, with the objective of enhancing its working, in observance to the rules over composition and competence fixed in the present By-laws and on on-going legislation.

Article 39 - The Auditing Committee of Eletrobras may elaborate internal rules, with the objective of enhancing its working, in observance to the rules over composition and competence fixed in the present By-laws and on on-going legislation.

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SECTION IX Of the General Shareholders Meeting	SECTION IX Of the General Shareholders Meeting

Article 40 - Ordinary Shareholders Meetings shall be held within the four months immediately subsequent to the close of the business year, at an hour and on a date previously established, for the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements; resolutions about the destination to be given to the net profit of the business year and the distribution of dividends; election of the members of the Board of Directors of ELETROBRÁS and the Auditing Committee; and fixing of the remuneration of the administrators and members of the Auditing Committee, whenever necessary, in observation of on-going legislation.

Article 40 - Ordinary Shareholders Meetings shall be held within the four months immediately subsequent to the close of the business year, at an hour and on a date previously established, for the appreciation of the accounts prepared by the managers; examination, discussion and voting of financial statements; resolutions about the destination to be given to the net profit of the business year and the distribution of dividends; election of the members of the Board of Directors of Eletrobras and the Auditing Committee; and fixing of the remuneration of the administrators and members of the Auditing Committee, whenever necessary, in observation of on-going legislation.

Article 41 - Besides the instances provided for in applicable laws, the General Shareholders Meeting shall meet whenever Board of Directors of ELETROBRÁS deems it advisable and, especially, to decide about the following matters:

Article 41 - Besides the instances provided for in applicable laws, the General Shareholders Meeting shall meet whenever Board of Directors of Eletrobras deems it advisable and, especially, to decide about the following matters:

I - the assignment of all or any part of its shares in the social capital of ELETROBRÁS or its subsidiaries;	I - the assignment of all or any part of its shares in the social capital of Eletrobras or its subsidiaries;
II - capital increases through subscription for new shares;	II - capital increases through subscription for new shares;
III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;	III - waiver of the right to subscribe for debentures or shares convertible into shares of its subsidiaries;

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IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;	IV - the issue of debentures convertible into shares or the sale thereof, if they are treasury stock;
V - the sale of debentures convertible into shares owned by ELETROBRÁS, issued by its subsidiaries;	V - the sale of debentures convertible into shares owned by Eletrobras, issued by its subsidiaries;
VI - the issue of any other securities or papers, in Brazil or abroad;	VI - the issue of any other securities or papers, in Brazil or abroad;
VII - any splitting, merger or incorporation;	VII - any splitting, merger or incorporation;
VIII - any exchange of shares or other securities; and	VIII - any exchange of shares or other securities; and
IX - ransom of shares of one or more classes, independently of approval by the Special Meeting of Shareholders of types and classes in regard.	IX - ransom of shares of one or more classes, independently of approval by the Special Meeting of Shareholders of types and classes in regard.
1st Paragraph - The minimum time span between the first Announcement of Meeting and the data of realization of Assembly shall be of 15 days and 8 for the second notice.	1st Paragraph - The minimum time span between the first Announcement of Meeting and the data of realization of Assembly shall be of 15 days and 8 for the second notice.
2nd Paragraph - Assembly deliberation shall be carried by majority votes, being the vote of each individual representative proportional to shareholding participation in company capital.	2nd Paragraph - Assembly deliberation shall be carried by majority votes, being the vote of each individual representative proportional to shareholding participation in company capital.
3rd Paragraph - The declaration of vote can be registered if so desires the shareholder representative.	3rd Paragraph - The declaration of vote can be registered if so desires the shareholder representative.

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4th Paragraph - Abstaining from voting if occurring shall necessarily be registered on the minute and on the document of the Assembly disclosure.	4th Paragraph - Abstaining from voting if occurring shall necessarily be registered on the minute and on the document of the Assembly disclosure.
Article 42 - The Table, conducting the proceedings of the General Shareholders Meetings shall consist of the President of ELETROBRÁS or his substitute and a secretary, chosen from among those present.	Article 42 - The Table, conducting the proceedings of the General Shareholders Meetings shall consist of the President of Eletrobras or his substitute and a secretary, chosen from among those present.
Article 43 - The announcement of meeting will condition the shareholders’ attendance to the compliance with the requirements stipulated in applicable laws in that regard.	Article 43 - The announcement of meeting will condition the shareholders’ attendance to the compliance with the requirements stipulated in applicable laws in that regard.
Sole Paragraph - The filing in ELETROBRAS of documents in evidence of the ownership of shares may have to be carried out seventy-two hours before the time scheduled for the General Meeting.	Sole Paragraph - The filing in Eletrobras of documents in evidence of the ownership of shares may have to be carried out seventy-two hours before the time scheduled for the General Meeting.
Article 44 - Shareholders may be represented by a procurator at the General Shareholders Meetings, in accordance with the stipulations of article 126, of Law 6,404, of 1976.	Article 44 - Shareholders may be represented by a procurator at the General Shareholders Meetings, in accordance with the stipulations of article 126, of Law 6,404, of 1976.

1st Paragraph - It is not needed the recognition of signatures of the instrument of mandate provided by non-resident shareholders and holders of depositary receipts, and the representation instrument must be deposited at ELETROBRÁS head-office within seventy-two hours advance from the day scheduled for the General Meeting.

1st Paragraph - It is not needed the recognition of signatures of the instrument of mandate provided by non-resident shareholders and holders of depositary receipts, and the representation instrument must be deposited at Eletrobras head-office within seventy-two hours advance from the day scheduled for the General Meeting.

2nd Paragraph - The representation of the Federal Government at the Shareholders Meetings will be made according to specific existing federal law.	2nd Paragraph - The representation of the Federal Government at the Shareholders Meetings will be made according to specific existing federal law.
SECTION X Years and Financial Statements	SECTION X Years and Financial Statements

Article 45 - The fiscal year shall coincide with the calendar year, beginning on January 1 and ending the December 31st of each year and will comply with, the financial statements, to the precepts of the Law 3890-A, 1961, to the federal legislation on electricity, the law on joint stock companies and to this By-law.

Article 45 - The fiscal year shall coincide with the calendar year, beginning on January 1 and ending the December 31st of each year and will comply with, the financial statements, to the precepts of the Law 3890-A, 1961, to the federal legislation on electricity, the law on joint stock companies and to this By-law.

1st Paragraph - In each business year, shareholders shall have the right to receive a mandatory dividend corresponding to at least twenty-five per cent of the net profit, adjusted in accordance with applicable laws.

1st Paragraph - In each business year, shareholders shall have the right to receive a mandatory dividend corresponding to at least twenty-five per cent of the net profit, adjusted in accordance with applicable laws.

2nd Paragraph - Financial charges shall be accrued to the amount of dividend and interest payable to shareholders by way of remuneration of own capital, from the end of the business year to the date of actual payment thereof, without prejudice to the incidence of default interest, whenever such amount has not been paid by the date scheduled therefore by the General Shareholders Meetings.

2nd Paragraph - Financial charges shall be accrued to the amount of dividend and interest payable to shareholders by way of remuneration of own capital, from the end of the business year to the date of actual payment thereof, without prejudice to the incidence of default interest, whenever such amount has not been paid by the date scheduled therefore by the General Shareholders Meetings.

3rd Paragraph - The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and applicable laws and regulations, may be charged to the holders of shares of common stock and to the minimum annual dividend of the shares of preferred stock, integrating such amount to the aggregate amount of the dividend distributed by ELETROBRÁS for all legal effects.

3rd Paragraph - The amount of interest paid or credited, by way of interest on own capital, pursuant to Section 9, 7th Paragraph of Law 9,249 of December 26, 1995 and applicable laws and regulations, may be charged to the holders of shares of common stock and to the minimum annual dividend of the shares of preferred stock, integrating such amount to the aggregate amount of the dividend distributed by Eletrobras for all legal effects.

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Article 46 - Each year, besides the Legal Reserve, the General Shareholders Meetings of shareholders shall make the following allocations, calculated on that business year's net profit:	Article 46 - Each year, besides the Legal Reserve, the General Shareholders Meetings of shareholders shall make the following allocations, calculated on that business year's net profit:

I - one per cent for a "Study and Project Reserve", intended for the carrying out of technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and,

I - one per cent for a "Study and Project Reserve", intended for the carrying out of technical and economic viability studies for the electric energy sector, the accumulated balance of which may never exceed two per cent of the paid-up share capital; and,

II - fifty per cent for an "Investment Reserve Fund”, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

II - fifty per cent for an "Investment Reserve Fund”, intended for investments in electric energy utilities, the accumulated balance of which may never exceed seventy-five per cent of the paid-up share capital.

Article 47 - Every year, the General Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for the supply of means to social welfare assistance to its employees, according to plans approved by the Board of Directors.

Article 47 - Every year, the General Meeting shall allocate a sum equivalent to not more than one per cent of the net profit of the respective business year, subject to the limit of one per cent of the paid-up share capital, for the supply of means to social welfare assistance to its employees, according to plans approved by the Board of Directors.

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Article 48 - Every year ELETROBRÁS shall allocate and enter in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Article 48 - Every year Eletrobras shall allocate and enter in its budget, resources amounting to at least point five per cent of the share capital paid-up at the time of the close of the immediately preceding business year, for the development of technological programs.

Article 49 - When the dividend has reached six per cent of the paid-up share capital, the General Meeting may stipulate percentages or gratuities against the profits, for the Managers of ELETROBRÁS.	Article 49 - When the dividend has reached six per cent of the paid-up share capital, the General Meeting may stipulate percentages or gratuities against the profits, for the Managers of Eletrobras.
Article 50 - The title to dividend shall be forfeited after the lapse of three years and any dividend not claimed in due time shall revert to ELETROBRÁS.	Article 50 - The title to dividend shall be forfeited after the lapse of three years and any dividend not claimed in due time shall revert to Eletrobras.

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SECTION XI Personnel	SECTION XI Personnel

Article 51 - To the employees of ELETROBRÁS and its subsidiaries, associates and controlled companies, where applicable, will be applied the provisions of labor laws in force, of Law 3890-A, 1961 and of the present By-laws.

Article 51 - To the employees of Eletrobras and its subsidiaries, associates and controlled companies, where applicable, will be applied the provisions of labor laws in force, of Law 3890-A, 1961 and of the present By-laws.

Article 52 - The labor force of ELETROBRÁS will be composed of:	Article 52 - The labor force of Eletrobras will be composed of:
I - personnel admitted to permanent career functions, after selection process, formed by tests, or titles tests;	I - personnel admitted to permanent career functions, after selection process, formed by tests, or titles tests;

II - occupiers of confidence functions of Superior Management, whose number will be established by the Board of Directors of ELETROBRÁS, in observance to item “XXIV” of article 25 of the present by-laws;

II - occupiers of confidence functions of Superior Management, whose number will be established by the Board of Directors of Eletrobras, in observance to item “XXIV” of article 25 of the present by-laws;

III - personnel admitted by temporary contract, in light of the applicable laws.	III - personnel admitted by temporary contract, in light of the applicable laws.
1st Paragraph - The confidence functions of superior management and power and responsibilities of their respective holders will be defined on the Offices and Wages Plan of ELETROBRÁS.	1st Paragraph - The confidence functions of superior management and power and responsibilities of their respective holders will be defined on the Offices and Wages Plan of Eletrobras.

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2nd Paragraph - The functions referred to in the 1st paragraph might, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists outside the permanent staff of the Company.

2nd Paragraph - The functions referred to in the 1st paragraph might, exceptionally, and at the discretion of the Board of Directors, be assigned to technicians or specialists outside the permanent staff of the Company.

Article 53 - After the close of each business year of ELETROBRÁS and after the deduction of accumulated losses and the provision for Income Tax and profits of any nature, the employees shall be entitled to a share in the profits, in observance to the terms of the Working Agreements and Conventions, signed by ELETROBRÁS, and specific directions fixed by the Executive Power.

Article 53 - After the close of each business year of Eletrobras and after the deduction of accumulated losses and the provision for Income Tax and profits of any nature, the employees shall be entitled to a share in the profits, in observance to the terms of the Working Agreements and Conventions, signed by Eletrobras, and specific directions fixed by the Executive Power.

Article 54 - ELETROBRÁS shall provide social welfare assistance to its employees, with the intervention of FUNDAÇÃO ELETROBRÁS DE SEGURIDADE SOCIAL – ELETROS (ELETROBRÁS Social Security Foundation) in compliance with stipulations of the Board of Executive Officers.

Article 54 - Eletrobras shall provide social welfare assistance to its employees, with the intervention of FUNDAÇÃO ELETROBRÁS DE SEGURIDADE SOCIAL – ELETROS (ELETROBRÁS Social Security Foundation) in compliance with stipulations of the Board of Executive Officers.

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SECTION XII General Provisions	SECTION XII General Provisions
Article 55 - ELETROBRÁS is bound to give all the information requested by the House of Representatives and by the Federal Senate, or by any of their committees, through its officers.	Article 55 - Eletrobras is bound to give all the information requested by the House of Representatives and by the Federal Senate, or by any of their committees, through its officers.

Sole Paragraph - The President, when called, must appear in person before any of the committees of any of these two Houses, to give information about a subject he has been notified of beforehand, and he may be dismissed from his function, in case he does not justify his failure to attend.

Sole Paragraph - The President, when called, must appear in person before any of the committees of any of these two Houses, to give information about a subject he has been notified of beforehand, and he may be dismissed from his function, in case he does not justify his failure to attend.

Article 56 - ELETROBRÁS may contract with the Federal Government, directly or through companies in which it participates, the execution of works and services, with regard to which special financial allocations have been provided.

Article 56 - Eletrobras may contract with the Federal Government, directly or through companies in which it participates, the execution of works and services, with regard to which special financial allocations have been provided.

1st Paragraph - Facilities built in compliance with this Article may be incorporated into ELETROBRÁS or its subsidiaries, in case the Federal Government considers it advisable, provided however that, in the respective operation, the legal system of service per cost is observed.

1st Paragraph - Facilities built in compliance with this Article may be incorporated into Eletrobras or its subsidiaries, in case the Federal Government considers it advisable, provided however that, in the respective operation, the legal system of service per cost is observed.

2nd Paragraph - As long as the provision in the previous paragraph has not been complied with, the facilities mentioned in this Article may be operated by ELETROBRÁS or its subsidiaries, under an agreement entered into with the Federal Government.

2nd Paragraph - As long as the provision in the previous paragraph has not been complied with, the facilities mentioned in this Article may be operated by Eletrobras or its subsidiaries, under an agreement entered into with the Federal Government.

Article 57 - The Board of Executive Officers shall have the Official Gazette publish the following, upon the approval thereof by the Minister of State ELETROBRÁS is subject to:	Article 57 - The Board of Executive Officers shall have the Official Gazette publish the following, upon the approval thereof by the Minister of State Eletrobras is subject to:
I - the regulation governing competitive bidding;	I - the regulation governing competitive bidding;
II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;	II - personnel regulations, including the rights and duties vested in employees, discipline system and the proceedings for verification of responsibility;

III - the names of members of the staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

III - the names of members of the staff with indication, in three columns, of the total number of employees, the number of positions occupied and vacant positions, according to career or category as of June 30 and December 31 each year; and

IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.	IV - a plan for wages, benefits, fringe benefits and any other portions making up the remuneration of its employees.

Art. 58. The transfer, direct or indirect, of the control of Eletrobras can only be effected under the condition precedent or subsequent that the purchaser is obligated to make public offer of shares with voting rights owned by other shareholders of the company, in order to assure equal treatment that is given to the controlling shareholder.
Sole Paragraph. For purposes of admission to the Corporate Governance Level 2 of BOVESPA, the public offer referred in the caput of this Article shall comply with the provisions of the BM&F rules in force.

Inclusion aiming to meet the requirements of Level 2 of Corporate Governance BOVESPA.

Example of companies that adopt this practice: Bank of Brazil, CPFL Energia, CELESC, Renova Energy, Eletropaulo, among others.

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Art. 59. In case of delisting of Eletrobras and subsequent cancellation of company registration, should be offered a minimum price of the shares, corresponding to the economic value determined by a specialized company, chosen by the General Assembly and costs incurred by the controlling shareholder, which has the independence and proven experience in the form of legislation.

Sole Paragraph. In case of entry into Level 2 of Corporate Governance BOVESPA, must observe the terms and conditions contained in legislation and specific regulations of BOVESPA for the event described in the caput of this article, as well as for cases of record of shares of Eletrobras trading out of Level 2, or corporate restructuring in the resulting company is not registered at Level 2.

Inclusion aiming to meet the requirements of Level 2 of Corporate Governance BOVESPA.

Example of companies that adopt this practice: Bank of Brazil, CPFL Energia, CELESC, Renova Energy, Eletropaulo, among others.

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Art. 60. Eletrobras, its shareholders, directors and supervisory directors undertake to settle by arbitration any dispute or controversy that may arise between them, related to or arising, in particular, the validity, effectiveness, interpretation , violation and its effects of the provisions of the Corporate Act, in the company's By-laws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as other rules applicable to the operation of capital market in general, beyond those contained in the Rules of Arbitration of the Arbitration Chamber and, in ocasion of entry into Level 2 of Corporate Governance BM&F BOVESPA, in its own regulation of the BM&F BOVESPA and possibly signed contracts with this entity.

Inclusion aiming to meet the requirements of Level 2 of Corporate Governance BOVESPA.

Example of companies that adopt this practice: Bank of Brazil, CPFL Energia, CELESC, Renova Energy, Eletropaulo, among others.

II – Report detailing the origin and justification of proposed changes in the Announcement of Meeting, and analyzing their legal and economic effects.

1.     Amendment of § 1 of Article 3, the inclusion of paragraphs 2 and 3 with the consequent renumbering of paragraphs 4, 5, 6 and 7, respectively, for adaptation to Law No. 11.651, of 04.07.2008;

1.1.       Proposal:

The § 1 of article 3 of the By-laws will be read as follows:

"§ 1 - Eletrobras, directly or through its subsidiaries, or controlled companies, may join, with or without funds contribution, for the formation of consortia or participation in companies, with or without majority control in Brazil or abroad , intended directly or indirectly to the operation of the production or transmission of electricity under a concession or authorization."

Inclusion of the 2nd and 3rd paragraphs to read as follows:

§ 2o The validity of any and all instruments executed by Eletrobras directly or through its subsidiaries or controlled, aiming the realization of the possibilities under the caput of this article will be subject to the authorization of the Board of Eletrobras.

§ 3o For purposes of the association mentioned in paragraph one, Eletrobras will be responsible for fundraising operations that are necessary for the execution of its social object as well as those of its subsidiaries or controlled companies, may delegate such activity to these, the prior written consent manifestation of its Board of Directors.

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1.2.       Effects:

The adjustment of the by-laws to Law No. 11.651 of 04/07/2008 which allows that the participation of Eletrobras in projects abroad will not only allow for continental integration of the electrical system, but will also allow for the participation in profitable international businesses that will bring gain to majority and minority shareholders.

2.     Amendment of Item I, inclusion of Item V, renumbering of sole paragraph and the inclusion of paragraphs 2 and 3 of Article 17 and inclusion of item IX of Article 34 to establish the participation of the employees' representative on the Board of Directors, pursuant Law No. 12.353, of 12.29.2010;

On 12.29.2010 Act No. 12.353 was published which requires all public companies and mixed capital companies, controlled by the Federal Governament to have an employee representative on the Board of Directors, as of 2011.

The by-laws of public companies and mixed capital companies to which this law pertains must include representative of workers in their Boards of Directors, ensuring the right of the Federal Governament to elect a majority of its members.

To avoid conflict of interest, the law establishes that the representative of employees should not participate in some discussions and deliberations, such as labor relations, compensation, benefits and advantages.

2.1.       Proposal:

Change art. 17 of the Eletrobras By-laws, including a new section with the indication of an employees' representative in the composition of the Board of Directors. As an illustration, the following suggestion for the item based on the text of the law:

- a member representative of the workers chosen from among the employees, by direct vote of his peers, in an election organized by the company in conjunction with the unions that represent them.

2.2. Article 17, paragraphs I and V, paragraphs 2 and 3 and Article IX paragraph 34 will read as follows:

I - Six members chosen from among Brazilians of outstanding knowledge and experience appointed by the Minister of Mines and Energy;

V – one member elected for representing the employees, chosen by direct vote of his peers among the employees in an election organized by the company in conjunction with the unions that represent them under the law.

§ 2º The counselor representative of employees, predicted in item V, will not participate in discussions and deliberations on subjects involving labor relations, compensation, benefits and advantages, including subjects of pension and health care, cases in which the set is conflict of interest.

§ 3º In subjects where a conflict of interest be configured the adviser representative of the employees referred to in paragraph V, the resolution of the Board of Directors will take place at a special meeting convened for that purpose only, which does not participate in such a counselor.

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Article 34 item IX – appoint the electoral commission in order to organize the election of the employees 'representative on the Board and it shall also proclaim the winning candidate and communicate the result to the controlling partner to adopt the necessary action to designate the employees' representative on the Board .

2.2.       Effects:

Adaptation to Law No. 12.353, of 12/29/2010.

3.     Changing the sole paragraph of Article 31, to adapt to Law No. 12.385, of 03.03.2011;

Law No. 12385 of March 3, 2011, amended § 4 of Art. 12 of Law No. 3890-A (Eletrobras Creation Act) of 25 April 1961, will be read as follows:

"The president and directors may not exercise management functions, management consulting in private sector companies, public concessionaires utilities or power companies under private law in any way connected to the electricity sector, except in subsidiaries, controlled companies special purpose and concessionaires under control of the states in which Eletrobras has ownership, where they can hold positions on boards, and taxation, subject to the provisions of Law No. 9.292 of July 12, 1996, from receiving compensation".

3.1.       Proposal:

Change the sole paragraph of Article 31 of the Eletrobras By-law, adapting it to its creation law, using the same words transcribed above withdrawal of the Law No. 12.385.

3.2.       The sole paragraph of Article 31 will read as follows

Art. 31. The Executive Board is responsible for the overall direction of Eletrobras, subject to the guidelines established by the Board of Directors.

Sole Paragraph. The President and Directors may not exercise management functions, at consulting firms of private sector, public utilities concessionaires or power companies under private law in any way connected to the electricity sector, except in subsidiaries, controlled specific purpose companies and utility companies under control of the states in which Eletrobras has ownership, where they can hold positions on boards, and fiscal council, subject to applicable law, including with respect to payment for such services.

3.3.       Effects:

Legal consequences are for adequacy to Law No. 12.385 of 03.03.2011 and no economic effects.

3.4.       Other changes and / or inclusions on the principles of Good Corporate Governance, in compliance with the Corporate Sustainability Index - ISE / BOVESPA Wordingal and adjustments described in chapters in the Announcement of Meeting

3.5.       Chapter II, Article 5, VIII.

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New wording proposal for Article 5, VIII

VIII – contribute to the conservation of the environment given the principles of sustainable development;

3.6. Chapter III, Article 7, II, inclusion of items "a", "b", "c", "d" and "e".

New wording proposal for Article 7, section II, inclusion of items "a", "b", "c", "d" and "e".

II - preferred shares, in registered form, entitled to vote at meetings only in the following areas:

a)   transformation, merger or spin-off;

b)   approval of contracts between the Company and Shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, where, by virtue of legal or statutory provision, be resolved in the General Assembly;

c)    evaluation of goods for the capital increase of the Company;

d)   selection of specialized firm to determine the Economic Value of the Company, subject to the provisions of the Rules of BOVESPA force, and

e)   Amendment or repeal of statutory provisions that amend or modify any of the requirements provided in this item, provided that such right will prevail while the Agreement is in force for Adoption of Corporate Governance Practices Level 2 eventually celebrated.

1.    Chapter IV, Article 16, paragraph 3

Proposed wording for Article 16 paragraph 3

§ 3 An officer shall not discuss matters with their conflicting interests or relative to others under its influence, in terms of art. 156 of 6.404 of 1976 Act. In this case, must register the divergence must be registers the subject refrained from discussion.

2.    Article 17, II and IV and, paragraph 1

Proposed wording for Article 17, II and IV and, paragraph 1

II - a member appointed by the Minister of Planning and Budget, according to the law;

IV - a member elected in a separate vote in the General Assembly, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital;

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§ 1º. May only exercise the right provided for in section IV above, the preferred shareholders to prove that they held their shares during the period of three months at least, immediately preceding the General Meeting.

3.    Chapter V

Proposed wording for Article 22, paragraphs 1 and 2; 23, III and sole paragraph, and 25, III, XV, XXIII, XXV, paragraph 1 and renumbering of the 2nd

Article 22, paragraphs 1 and 2;

§ 1º The Board of Directors will meet at least once a year without the presence of the Company CEO.

§2º - The Board of Directors will meet at least twice a year with the presence of external auditors

Article 23, sections III and single paragraph, and

III - hold office in more than five councils, including Eletrobras.

Sole Paragraph - The remuneration of the Board will be in accordance with the current legislation.

Article 25, III, XV, XXIII, XXV, paragraph 1 and renumbering the 2nd.

III – to define the policy of granting loans and financing, not allowing grants to directors, supervisory directors, employees and controlling shareholder.

XV - approve the management reports and internal controls, as well as those of the Executive Board;

XVIII - choose Eletrobras representatives in the administration of subsidiaries or not, appointing to such positions, preferably, employees of the Company or subsidiaries;

XXV – approve the signing of the corporate performance goals - CMDE, through which the Eletrobras companies undertake to comply with the strategic guidelines defined there to meet the goals and outcomes established by the parent company;

§ 1º The Board will determine the dissemination of information and forwarding of any contract between Eletrobras and its subsidiaries, or affiliates, its Directors, Shareholder or, even, between the Company and subsidiaries or affiliates of the Shareholder as well as with other companies that integrate with any of these people the same group of law or fact, when reached, in a single contract or successive contracts, with or without the same purpose during the period of one year, values equal to or superior to 1% (one percent) on equity value of Eletrobras.

§ 2º The Minutes of the Board Meeting, shall be filed at the Commercial Registry and published, when deliberation affect third parties.

4.    Chapter VI

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Proposed wording for Article 32 paragraph 1 and Article 33, XI

Article 32, paragraph 1º

§ 1o The granting of vacation or absence of directors will be the competence of the Executive Board, except as provided in subparagraph of Article XXIII 25 of the By-laws.

Article 33, XI.

XI – authorize, in the form of the current legislation, the Eletrobras employees to leave the country when performing technical activities or professional development essential to its institutional mission

5.    Chapter VII

Proposed wording for Article 34, VI, VII and VIII

Article 34, VI, VII e VIII.

VI - to publish the annual report of activities of Eletrobras;

VII - together with another director, to transfer of funds of Eletrobras and sign deeds and contracts. This activity may be delegated to other officers and employees of Eletrobras, with the approval of the Executive Board;

VIII – ratify, in the form of the current legislation, the act of an Eletrobras subsidiary which decides allow its employees to go abroad, as provided for in Art. 33, XI hereof;

6.    Chapter XII

Proposed wording for Article 58 sole paragraph,  Article 59 sole paragraph and Article 60

Article 58 and sole paragraph;

Art. 58. The transfer, direct or indirect of Eletrobras control may only be effected under the condition, precedent or subsequent, that the purchaser is obligated to make a public offer of shares with voting rights to the remaining shareholders of the company, in order to assure equal treatment is given to all shareholder.

Sole Paragraph. For purposes of admission to the Corporate Governance Level 2 of BOVESPA, the public offer referred to in the caput of this Article shall comply with the provisions of the BM&F BOVESPA rules in force.

Article 59 e sole paragraph;

Art. 59. In the event of delisting of Eletrobras and subsequent cancellation of company registration, a minimum price for the shares should be offered, corresponding to the economic value determined by a specialized company, chosen by the General Assembly and costs incurred by the controlling shareholder, which has the independence and proven experience in the form of legislation.

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Sole Paragraph. In case of entry into Level 2 of Corporate Governance BOVESPA, the terms and conditions contained in legislation and specific regulations of BOVESPA for the event described in the caput of this article must be observed. The same holds true for cases of record of shares of Eletrobras trading out of Level 2, or corporate restructuring in the which resulting company is not registered at Level 2.

Article 60.

Art. 60. Eletrobras, its shareholders, directors and supervisory directors undertake to settle by arbitration any dispute or controversy that may arise between them, related to or arising, in particular, the validity, effectiveness, interpretation, violation and its effects of the provisions of the Corporate Act, in the company's By-laws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as other rules applicable to the operation of capital market in general, beyond those contained in the Rules of Arbitration of the Arbitration Chamber and, at the occasion of entry into Level 2 of Corporate Governance BM&F BOVESPA, signed contracts with this entity.

4.9. Effects related to item 4 of the announcement of meeting:

The Eletrobras By-laws passed by revisions in recent years. However, the evolution of good governance practices has brought new demands from the market, investors and shareholders. In addition, some new laws and government resolutions, recently edited bring the need to insert clauses in the by-laws governing the company's new profile of the company's performance and a model of governance more adherent to the governance standards globally recognized and recommended by institutions like the IBGC - Brazilian Institute of Corporate Governance and Corporate Governance Level II of Bovespa.

Brasília, August 19th, 2011.

MÁRCIO PEREIRA ZIMMERMANN

Board of Directors Chairman

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EXTRAORDINARY GENERAL MEETING

EXPOSURE TO SHAREHOLDERS

ITEM II

APPROVAL OF THE ELECTION OF MEMBER OF BOARD OF DIRECTORS PURSUANT TO ARTICLE 150 OF THE CORPORATION ACT, 6404/76 AND ARTICLE 28 OF THE BY-LAWS
(CVM Instruction No. 481/09)

Shareholders,

According to Article 10 of CVM Instruction No. 481 of December 17th, 2009, "where the general assembly is convened to elect directors or supervisory directors, the company must provide at least the information specified in items 12.6 to 12.10 reference form, for or against candidates nominated by management or controlling shareholders. ".

Article 150 of the Corporate Act (Law No. 6.404/1976) and Article 25 of the Company's Bylaws provide that in case of vacancy of the Board, the substitute shall be appointed by the remaining Directors and serve until the next General Assembly.

As reported by the Company on August 1st, 2011, the Board of Directors, the 637th Meeting of Council held on that date, elected Mr. Beto Ferreira Martins Vasconcelos to the position of Board of Directors of Eletrobras.

This election, as provided in the Corporate Law and the By-laws of the Company, is valid until the Annual General Meeting of Shareholders convened now, when will be the election of the Board of Directors by the shareholders.

The controlling shareholder indicates the following name for the vacancy on the Board of Directors: Beto Ferreira Martins Vasconcelos.

The following Annex I to the information regarding the indication for the Board of Directors, as items 12.6 to 12.10 of the Reference Form (Article 10 of CVM Instruction 481).

Brasília, August 19th, 2011.

MÁRCIO PEREIRA ZIMMERMANN

Board of Directors President

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ATTACHMENT I

MEMBER INFORMATION PROVIDED TO THE BOARD OF DIRECTORS

Indicated candidate by Majority Shareholder
Name / CPF	Age / Occupation	To hold elective office
BETO FERREIRA MARTINS VASCONCELOS 032.815116-51	34 Lawyer	Board of Directors

BETO FERREIRA MARTINS VASCONCELOS

Beto Ferreira Martins Vasconcelos holds a bachelor's degree in Law from the University of São Paulo (1999) and postgraduate degrees in Environmental Law from the University of São Paulo (2001) and in Biosafety from the Federal University of Santa Catarina (2002). He practiced private law in São Paulo between 2000 and 2003, before entering the federal government, where he held the posts of Deputy Secretary for Technology Policies (2003-2004), Advisor to the Minister of Justice (2004-2005), Deputy Chief Advisor for Legal Affairs of the Presidency of the Republic (2005-2006), Executive Secretary of the National Biosafety Council (2006-july/2010) and Chief Advisor for Legal Affairs of the Presidency and President of the Center for Legal Studies of the Presidency (2007- December/2010). Since January 2011, he is the Deputy Chief of Staff of the Presidency.

Mr. Beto Vasconcelos:

▪  Not been subject over the past five years, to the criminal conviction, the conviction in the administrative process of the CVM and the final conviction in the judicial or administrative, which has suspended or disqualified to practice professional or commercial activity.

▪  Do not have a marital relationship, marriage or kinship subject to information in accordance with item 12.9 of the Reference Form.

▪  It has no relationship of subordination, service or control related party of the Company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 25, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.